Exhibit 4.4

DESCRIPTION OF COMMON SHARES

Bioanalytical Systems, Inc.’s (“We,” “Our,” “Us,” or the “Company”) authorized capital stock consists of 19,000,000 common shares and 1,000,000 preferred shares.

The following summary of the terms of certain of our securities does not purport to be complete, may have changed since the date of filing and is qualified in its entirety by reference to our second amended and restated articles of incorporation and second amended and restated bylaws, as amended, both of which are on file with the SEC as exhibits to previous filings, and the applicable provisions of the Indiana Business Corporation Law (the "IBCL"), in all cases as may be amended from time to time.

Voting Rights

Each outstanding common share is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting.

Dividend and Liquidation Rights

The holders of outstanding common shares are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The common shares are neither redeemable nor convertible. Holders of our common shares have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common shares are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred shares then outstanding. The rights, preferences and privileges of holders of common shares are subject to and may be adversely affected by the rights of the holders of our outstanding preferred shares and any series of preferred shares that we may designate and issue in the future.

We have never paid any cash dividends on our common shares.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Limited.

Listing

Our common shares are listed on the Nasdaq Capital Market under the symbol "BASi".

DESCRIPTION OF PREFERRED SHARES

Under the terms of our second amended and restated articles of incorporation, our board of directors is authorized to issue up to 1,000,000 of our preferred shares in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares. We discuss our outstanding 6% Series A convertible preferred shares (the “Series A preferred shares”) below. It is not possible to otherwise state the actual effect of the issuance of any preferred shares upon the rights of the holders of common shares until the board of directors determines the specific rights of the holders of such preferred shares. However, effects of the issuance of preferred shares may include restricting dividends on common shares, diluting the voting power of common shares, impairing the liquidation rights of common shares, and making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of our outstanding voting shares.

Series A Preferred Shares

The following description is a summary of the material provisions of our Series A preferred shares and the certificate of designation of preferences, rights and limitations of the Series A preferred shares and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Series A preferred shares and certificate of designation for the Series A preferred shares. We urge you to read the certificate of designation because it, and not this description, defines the rights of a holder of the Series A preferred shares. A copy of the certificate of designation as filed with the Secretary of State of the State of Indiana has been filed with the SEC.

Voting Rights

Except as required by law, holders of the Series A preferred shares do not have rights to vote on any matters, questions or proceedings, including the election of directors. However, as long as any Series A preferred shares are outstanding, we will not, without the affirmative vote of the holders of 50.1% or more of the then outstanding Series A preferred shares, (1) alter or change adversely the powers, preferences or rights given to the Series A preferred shares or alter or amend the certificate of designation, (2) authorize or create any class of shares ranking as to dividends, redemption or distribution of assets upon liquidation senior to, or otherwise pari passu with, the Series A preferred shares, (3) amend our articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A preferred shares, (4) increase the number of authorized Series A preferred shares, or (5) enter into any agreement with respect to any of the foregoing.

Indiana Law

Notwithstanding certain protections in the certificate of designation for holders of Series A preferred shares, Indiana law also provides holders of preferred shares with certain rights. The holders of the outstanding Series A preferred shares will be entitled to vote as a class upon a proposed amendment to the second amended and restated articles of incorporation if the amendment would:

•	increase or decrease the aggregate number of authorized shares of the class;
•	effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

•	effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class;
•	change the designation, rights, preferences, or limitations of all or part of the shares of the class;

•	change the shares of all or part of the class into a different number of shares of the same class;
•	create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class;

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class;
•	limit or deny an existing preemptive right of all or part of the shares of the class; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

Redemption

We have the right to redeem the Series A preferred shares for a cash payment equal to 120% of the stated value of the Series A preferred shares. Holders of Series A preferred shares will receive 20 trading days prior notice of any redemption and will have the ability to convert the Series A preferred shares into common shares during this notice period, subject to the limitation on conversion described below. There are no restrictions on the repurchase or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Conversion

Subject to certain ownership limitations as described below, the Series A preferred shares are convertible at any time at the option of the holder into our common shares at a conversion ratio determined by dividing the stated value of the Series A preferred shares (or $1,000) by a conversion price of $2.00 per share. Accordingly, each Series A preferred share is convertible into 500 common shares. The conversion price is subject to adjustment in the case of share splits, share dividends, combinations of shares and similar recapitalization transactions.

However, if the volume weighted average price for 20 trading days during any consecutive 30 trading day period beginning after the original issue date (a "Threshold Period"), exceeds 200% of the then effective conversion price, the Company may deliver a written notice to all holders of Series A preferred shares requiring each holder to convert all or part of such holder's Series A preferred shares plus all accrued but unpaid dividends thereon and all liquidated damages and other amounts due in respect of the Series A preferred shares, into common shares at the then current conversion ratio. The Company may not deliver a forced conversion notice, and such notice shall not be effective if delivered, unless all of the following conditions have been met on each of at least 20 trading days during the applicable Threshold Period and through the trading day after the date that conversion shares issuable pursuant to a forced conversion are actually delivered to the holders pursuant to a forced conversion notice: (a) the Company must have timely honored all previously requested or required conversions, if any, (b) the Company must have paid all liquidated damages and other amounts owing to the applicable holder in respect of Series A preferred shares, (c)(i) there must be an effective registration statement pursuant to which the Company may issue conversion shares (and, as applicable, common shares issued in satisfaction of any required make-whole payment (described below) and in lieu of cash payment of dividends) or (ii) all of the conversion shares may be issued to the holder pursuant to Section 3(a)(9) of the Securities Act, and immediately resold without restriction, (d) the Company's common shares must be trading on a "trading market" (as defined in the Certificate of Designation) and all of the common shares issuable pursuant to the terms of the Series A preferred shares must be listed or quoted for trading on such trading market (and the Company must believe, in good faith, that trading of the common shares on a trading market will continue uninterrupted for the foreseeable future), (e) there must be a sufficient number of authorized, but unissued and otherwise unreserved, common shares for the issuance of all of the common shares then issuable by virtue of the Series A preferred shares, (f) the issuance of the shares in question to the applicable holder would not violate the beneficial ownership limitations described below, (g) the applicable shareholder must not be in possession of any information provided by the Company that constitutes, or may constitute, material non-public information, and (h) the average daily trading volume for a period of 20 consecutive trading days prior to the applicable date in question must exceed 20,000 shares per trading day (subject to adjustment for forward and reverse share splits, dividends, and the like).

Any forced conversion notice shall be applied ratably to all of the holders of Series A preferred shares based on each holder's initial purchases of Series A preferred shares, provided that any voluntary conversions by a holder shall be applied against such holder's pro rata allocation, thereby decreasing the aggregate amount forcibly converted if less than all of the Series A preferred shares are forcibly converted.

Subject to limited exceptions, a holder of Series A preferred shares will not have the right to convert, and the Company will not have the right to force such holder to convert, any portion of its Series A preferred shares if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% as elected by the holder pursuant to the terms of the certificate of designation) of the number of our common shares outstanding immediately after giving effect to its conversion.

Dividends

Each holder of Series A preferred shares is entitled to receive dividends equal, on an as-if-converted to common shares basis, to and in the same form as dividends actually paid on common shares when, as, and if such dividends are paid on common shares. For the first three years following their issuance the Series A preferred shares had a stated dividend rate of 6% per annum, payable quarterly in cash or, at our election and subject to certain conditions, in our common shares. We have never paid dividends on our common shares.

Liquidation

The Series A preferred shares would rank, with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common shares, (2) senior to any series of preferred shares ranked junior to the Series A preferred shares, and (3) junior to all existing and future indebtedness of the Company. Further, upon any liquidation, dissolution or winding up of the Company after payment or provision for payment of debts and other liabilities of the Company, and before any distribution or payment is made to the holders of any junior securities, the holders of Series A preferred shares shall first be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount equal to $1,000 per share, after which any remaining assets of the Company shall be distributed among the holders of the other classes or series of shares in accordance with the Company’s second amended and restated articles of incorporation.

Exchange Listing

The Series A preferred shares are not listed on any national securities exchange or other nationally recognized trading system. The common shares issuable upon conversion of the Series A preferred shares are listed on The Nasdaq Capital Market as of the date of the filing of the Company’s Form 10-K for fiscal 2020.

Conversion Agent

The conversion agent is Computershare Limited.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the Indiana Business Corporation Law, or IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisition

Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

Under the IBCL, “control shares” are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third;

•	one-third or more but less than the majority; or

•	a majority or more.

A “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

An “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

The provisions described above do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a bylaw adopted by the corporation’s board of directors, provide that they do not apply. Our second amended and restated articles of incorporation and our second amended and restated bylaws, as amended, do not exclude us from Chapter 42.

Certain Business Combinations

Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified “fair price” criteria.

For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of “beneficial owner” for purposes of Chapter 43 means a person who, directly or indirectly, owns the subject shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our second amended and restated articles of incorporation do not exclude us from Chapter 43.

Directors’ Duties and Liability

Under Chapter 35 of the IBCL, directors are required to discharge their duties:

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the directors reasonably believe to be in the best interests of the corporation.

Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness. This exculpation from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Consideration of Effects on Other Constituents

Chapter 35 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board of directors, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation.

Chapter 35 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under that section.

Mandatory Classified Board of Directors

Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act, must have a classified board of directors unless the corporation adopts a bylaw expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. As of the filing of our Form 10-K for fiscal 2020, our Board of Directors was divided into three classes: Class I, Class II and Class III, each class having a staggered term of three years. Each year the term of office of one Class expires.

Indemnification

Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith, which means, in the case of official action, they reasonably believed the conduct was in the corporation’s best interests, and in all other cases, they reasonably believed the action taken was not against the best interests of the corporation, and in the case of criminal proceedings they had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Chapter 37 of the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37of the IBCL states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the articles of incorporation, bylaws or resolutions of the board of directors or shareholders.

Our second amended and restated articles of incorporation provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers, employees and agents against liability and reasonable expenses that may be incurred by them in connection with proceedings in which they are made a party by reason of their relationship to the company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Anti-Takeover Effects of Our Articles of Incorporation and Our Bylaws

Our second amended and restated articles of incorporation and second amended and restated bylaws, as amended, contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board

As of the filing of our Form 10-K for fiscal 2020, our governing documents provided that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board. Our second amended and restated bylaws, as amend, also provides that the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors.

Advance Notice Procedures

Our second amended and restated bylaws, as amended, establish an advance notice procedure for proposed shareholder nominations of persons for election to the board of directors. Shareholders at an annual meeting are only able to consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder of record on the date of the giving of the notice and on the record date for the determination of shareholders entitled to notice of and to vote at such meeting and who has given our Secretary timely written notice, in proper form, of the shareholder's nomination. Although the second amended and restated bylaws, as amended, do not give the board of directors the power to approve or disapprove shareholder nominations of candidates, they may have the effect of precluding a shareholder nomination if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares

Our authorized but unissued common shares and preferred shares are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control of a majority of our common shares by means of a proxy contest, tender offer, merger or otherwise.